PROSPECTUS SUPPLEMENT
(To Prospectus Dated April 4, 2008)
Filed Pursuant to Rule 424(b)(3)
Registration File No. 333-143812

PROSPECTUS SUPPLEMENT NO. 2

QPC LASERS, INC.

Up to 17,355,379 Shares of Common Stock

This Prospectus Supplement No. 2 supplements the prospectus (“Prospectus”) dated April 4, 2008 of QPC Lasers, Inc. (referred to herein as the “Company,” “we”, “our” or “us”), which was contained in our Post Effective Amendment on Form S-1/A to our Registration Statement on Form SB-2 (File No. 333-143812)).

The information contained herein modifies and supersedes, in part, the information in the Prospectus. This Prospectus Supplement No. 2 should be read in conjunction with the Prospectus.

Our common stock is quoted on the Over-the-Counter Bulletin Board, commonly known as the OTC Bulletin Board, under the symbol “QPCI.” On July 24, 2008, the closing sale price of our common stock on the Over-the-Counter Bulletin Board was $0.39.

An investment in our common stock involves a high degree of risk. You should purchase our common stock only if you can afford to lose your entire investment. See “Risk Factors” beginning on page 10 of the Prospectus.

Please read our Prospectus and this Prospectus Supplement No. 2 carefully. It describes our company as well as our products, technology, financial condition and operating performance. All of this information is important to enable you to make an informed investment decision.

You should rely only upon the information contained or incorporated by reference in our Prospectus to make your investment decision. We have not authorized anyone to provide you with different or additional information. The selling security holders are not offering these shares in any state where such offer is not permitted. You should not assume that the information in this Prospectus is accurate as of any date other than the date set forth below.

Neither the Securities and Exchange Commission nor any state securities administrator has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 2 is July 25, 2008

WAIVER OF CONVERSION CAP REDEMPTION

As discussed further in Prospectus Supplement No. 1, we will not meet the third and final revenue milestone for the six months ended June 30, 2008 included in certain convertible debentures and common stock purchase warrants we issued in 2007. In anticipation of a potential reset of the conversion price of the Debentures (as defined below) resulting from the milestone failure and the necessity for us to raise new capital, holders of at least 67% of the outstanding principal amount of our 10% Secured Convertible Debentures due April 16, 2009 (the “April 2009 Debentures”) and our 10% Secured Convertible Debentures due May 22, 2009 (the “May 2009 Debentures,” together with the April 2009 Debentures, each a “Debenture” and, collectively, the “Debentures”) have entered into an agreement (the “Waiver Agreement”) that waives any requirement for us to undertake a Conversion Cap Redemption (as defined in the Debentures) under Section 9(a) of the Debentures as it relates to any additional shares of common stock issued or issuable to the Debenture holders upon an adjustment to the conversion price resulting from any of the following events (each, an “Exempt Event”) (i) a milestone failure for the last milestone period ending June 30, 2008 under Sections 3(f)(iii) and 3(f)(iv) of the Debentures; (ii) any subsequent equity financing transaction we undertaken that is consummated on or prior to August 31, 2008, which results in an adjustment in the conversion price under Section 3(f)(i) of the Debentures; and (iii) any voluntary reduction of the conversion price undertaken by the Company’s Board of Directors prior to the effectiveness of any milestone adjustment resulting from a milestone failure for the last milestone period.

As a result of the waiver of the Conversion Cap Redemption, which required the approval from holders of at least 67% of the outstanding principal amount of the April 2008 Debentures and May 2009 Debentures, the Company and the Debenture holders acknowledge and agree that, (i) any shares of common stock issued or issuable to a Debenture holder resulting from any adjustments to the conversion price following an Exempt Event shall not be counted in determining the “Fully Diluted Conversion Amount” of a Debenture holder under Section 9(a) of the Debentures; and (ii) the Company shall not be required to undertake any Conversion Cap Redemption (as defined in the Debentures) with respect to any such shares.

Additionally, due to constraints on our cash resources, certain Debenture holders executing the Waiver Agreement also agreed to defer the payment of interest due under the Debentures on July 1, August 1 and September 1, 2008 under the terms of the Waiver Agreement in consideration for the issuance to such holder of a number of shares of common stock equal to three shares for each dollar of interest being deferred by such holder. As of July 25, 2008, the aggregate amount of deferred interest for these three months was $240,027 and the aggregate number of shares issuable in consideration for the agreement to defer interest was 720,082 shares.

A copy of the Waiver Agreement has been filed as an exhibit to the Form 8-K we filed with the Securities and Exchange Commission (the “SEC”) on July 23, 2008. You may obtain a copy of the Waiver Agreement by accessing our Form 8-K filing on the SEC’s website at http://www.sec.gov.